Mail Stop 4561

October 8, 2008

David G. Durham
Executive Vice President, Chief Financial Officer and Treasurer
StarTek, Inc.
44 Cook Street, 4th Floor
Denver, CO 80206

      Re: **StarTek, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Definitive Proxy Statement on Schedule 14A Filed March 20, 2008
               Form 10-Q for the Quarterly Period Ended June 30, 2008
               File No. 001-12793

Dear Mr. Durham:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Mark Kronforst
               Accounting Branch Chief